Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

December 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kyle Wiley
Matthew Crispino
Inessa Kessman
Robert Littlepage

Re:	Rezolve AI Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed September 25, 2023
File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated October 10, 2023 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Amendment No. 2 to Registration Statement on Form F-4, filed with the Commission on September 25, 2023 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

U.S. Securities and Exchange Commission

December 6, 2023

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Unaudited pro forma condensed combined balance sheet adjustments, page 107

1.

Staff’s comment: We note your disclose in footnote (b) and (p) which refers to negotiations of a facility of up to $50 million. Please revise the disclosure to state the basis for your belief that obtaining this facility is probable or delete the amount of the adjustment in the pro forma balance sheet and only include note disclosure of the current status of funding negotiations and the type of funding being negotiated, i.e. convertible notes and the currently proposed conversion terms as they relate to the IPO price. n the event that the funding is not probable at this time, please revise the pro forma balance sheet to prominently present your negative cash position prior to any future funding.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104, 110 and 111 of the Amendment.

2.

Staff’s comment: We note based on disclosure on page F-102 that on August 2, 2023, Armada held a special meeting of its stockholders to approve an amendment to its Charter. Tell us how the changes to the Charter, including additional redemptions and new loans are reflected in the pro forma financial statements and disclosure. Revise the disclosure in footnote (g) and the adjustment amount to include redemptions up to July 31, 2023 of $129,174,304 and redemptions of $12,095,215 on August 2, 2023. Also, disclose why the Charter was not amended to eliminate the $5,000,000 net tangible asset requirement.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110-111 of the Amendment.

Business of Rezolve Limited, page 213

3.	Staff’s comment: We note your response to prior comment 7. To provide context for investors, please also include this disclosure elsewhere throughout your filing.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34, 218, 223 and 237 of the Amendment.

Rezolves Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 230

4.	Staff’s comment: We note your response to comment 8 and continue to believe Radio Group is a related party for the following reasons:

U.S. Securities and Exchange Commission

December 6, 2023

•	Mr. Schwenk was the managing director of ANY during in 2021, one of the years presented in your financial statements.

•

In your current response you state, “the Radio Group may sell unsold advertising slots to a third party if ANY chooses not to purchase them. Therefore Radio Group may pursue its own separate interests.” Since Radio Group can only act if ANY chooses not to purchase advertising slots, we do not agree with your assertion that Radio Group may pursue its own separate interests.

•	Disclosure on page 231 states, “ANY was established to purchase the rights to sell services of the companies owned by Radio Group GmbH (“Radio Group”) such as airtime advertisements.”

All these factors indicate that Radio Group is a related party in accordance with ASC 850. Please revise to provide disclosure in accordance with ASC 850-10-50. Also, disclose amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page s 247, 248 F-4, F-5, F-8, F-37-F-39. of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 234

The Company respectfully clarifies that Mr. Schwenk was managing director of ANY prior to the Company’s acquisition of ANY on August 30th, 2021, upon which Heiko Carstens, was appointed by Peter Vesco and Dan Wagner as managing director of ANY.

At the request of the staff, the Company has expanded the notes to the financial statements to include all costs charged by ANY to the Company in the years ended December 31, 2022 and 2021. Please refer to Note 16 – Related Party transactions.

U.S. Securities and Exchange Commission

December 6, 2023

5.

Staff’s comment: Please revise this section of your filing to include a discussion of changes in financial position for each of the periods presented in your financial statements as required by Item 303 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 208-213 and 250-260 of the Amendment.

Financial Statements – Rezolve AI Limited and Subsidiaries

General, page F-3

6.

Staff’s comment: We note your response to comments 8 and 10. As previously requested please disclose the amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-4, F-5, F-8 and F-39. of the Amendment.

7.	Staff’s comment: Please update Rezolve AI Limited financial statements and pro forma financial statements for the six months ended June 30, 2023.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99-112, 250-260 and F-44-F-50 of the Amendment.

8.

Staff’s comment: We note that the Report of Independent Registered Public Accounting Firm on page F-3 does not include an explanatory paragraph for going concern issues and that disclosure in Note 2.4 Liquidity on page F-12 states that “management’s plans serve to alleviate such doubt” despite a working capital deficit and operating losses for the periods presented. Please expand the disclosure on page F-12 to describe, in detail, management’s plans and have your accounting firm tell us the basis for their conclusion that the factors noted do not raise substantial doubt about your ability to continue as a going concern.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Amendment. The Registeant respectfully advises the Staff that the Registrant’s auditors, MSPC Certified Public Accountants and Advisors, P.C. has provided the below basis for their conclusion that the factors noted do not raise substantial doubt about our ability to continue as a going concern:

While conducting their audit of the year ended December 31, 2022 our auditors identified conditions that, when considered in aggregate, indicated that there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, being one year from the issuance of the financial statements. These factors included a history of net operating losses, a capital deficiency, working capital deficiencies, limited revenues, and the costs required to execute

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December 6, 2023

the Company’s business plan. The auditors requested that management provide information about their plans that may mitigate such doubts and the Company provided the auditors with detailed business plans updated through the month preceding the issuance of the audit report.

The auditors then assessed the likelihood of the success of such plans. Factors included the relationships between the Company and the identified financing sources, the probability of achieving stated revenue goals in new business opportunities, and the ability of the Company to control cash costs when needed through reductions in particular marketing, research, and costs associated with the Business Combination or the payment of expenses using equity instruments.

The Company’s business plan showed anticipated cash activity over the twelve months following the issuance of the audit report. This model included projected performance based upon signed contracts and operations which had been operation in the year under audit, as well as the anticipated availability of additional financing. The auditors obtained documentation detailing commitments for an amount in excess to the projected cash needs of the Company through May 2024 by approximately $1 million. The auditors also obtained agreements delaying the repayment date of the convertible debt to the earlier of the date of the Business Combination or December 31, 2024 as well as a commitment to provide $2.75 million in additional funding through future sales of convertible debt. While documentation was also obtained related to a commitment of $250 million of additional capital which would be available upon the completion of the anticipated Business Combination with Armada, that funding was not considered in the auditor’s analysis.

Although the Company’s plan did not include any reductions or delays of expenditures, the auditor considered whether such delays would be feasible. The auditors noted that a large portion of projected cash expenditure through December 31, 2024 was related to marketing costs, costs associated with the Business Combination, and financing improvements in the Company’s technologies to enable launches of new features. It is feasible that any of these could be delayed if the Company was lacking in current finance to support these operations. It is also feasible that some of these costs could be paid through the issuance of equity or convertible debt as the Company had done in the past.

In light of the preponderance of this information, the auditors determined that there was not substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The auditor’s noted that the liquidity issues of the Company were disclosed in Note 2.4 “Liquidity” and after considering whether disclosure would be required, they determined that it was not necessary to include an explanatory paragraph in the audit report to reflect this conclusion.

9.

Staff’s comment: Please tell us whether the filed carve-out financial statements are for Resolve Limited or Resolve AI Limited. It appears from disclosure on page 6 that the reorganization that will result in Resolve AI Limited having the interests in Resolve Limited’s subsidiary has not yet occurred. If that is

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December 6, 2023

the case, then please recharacterize the entity for whose financial statements are provided and file the financial statements for the issuer, Rezolve AI Limited.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the carve-out financial statements are for Rezolve AI Limited, which consists of 100% of the transactions of Rezolve Limited and subsidiaries, except for Rezolve China. The reorganization will result in substantially all of Rezolve Limited’s assets and liabilities being transferred to Rezolve AI Limited.

Rezolve AI Limited was incorporated on January 3, 2023, and consists of only £10 in cash and share capital, and has no other transactions.

The carve-out financial statements of Rezolve AI Limited were filed due to the fact that it provides investors with a view of the company which will be listed upon successful execution of Rezolve’s business combination with Armada Acquisition Corp I. Filing the financial statements of Rezolve AI Limited would not provide investors with a view of the Company.

Note 2. Basis of presentation and summary of significant accounting policies, page F-10

10.

Staff’s comment: Refer to your accounting policy for credit and foreign currency risk on pages F-17 and F18 and your responses to comments 11-14. Please expand your disclosure to include a fullsome description of the risks and uncertainties inherent in your significant reliance on the Radio Group as your sole provider of air time inventory during the periods presented. The various terms and relationship described in response to comments 11-14 should be included in your disclosure to ensure a clear understanding of the risk to your revenues in the event that the Radio Group air time is not available for you to sell to your customers in the future. Please expand MD&A accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 239 and 251 of the Amendment.

Note 15. Business Combinations, page F-31

11.

Staff’s comment: We note from your response to comment 17 the reasons why Peter Vesco was provided Power of Attorney. Please tell us why Rezolve Limited was not provided with power of attorney. In addition, tell us whether Rezolve Limited has the unilateral ability to replace Peter Vesco with another individual as the holder of the power of attorney, and if so, the basis for your response.

Response: The Registrant respectfully acknowledges the Staff’s comments and respectfully advises the Staff that Peter Vesco was appointed power of attorney and not Rezolve Limited due to the fact that a Company cannot sign documents while a person can.

U.S. Securities and Exchange Commission

December 6, 2023

Rezolve Limited has the unilateral ability to replace Peter Vesco with another individual as power of attorney. The basis for the Registrants response can be found in 2.1 of the document title “Power of disposal over ANY Lifestyle Marketing GmbH” which states that “From the date of signing the Original Term Sheet, the Buyer solely holds the right to appoint a local management team of the business, including appointing a Power of Attorney. A Power of Attorney for the Company shall not be ceased without resolution of the Buyer.”

The Registrant is supplementally providing the executed “Power of disposal over ANY Lifestyle Marketing GmbH”.

12.

Staff’s comment: We note the power of attorney agreement you provided to us under Rule 83. Please tell us if this is the agreement relied upon in order to assert that you have the power to make the decisions that most significantly impact the economic performance of ANY. If not, please provide us with such agreement or tell us how the submitted agreement provides you with such power.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that in addition to relying upon the power of attorney agreement previously provided, the Registrant is also relying on the following that asserts that it makes the decisions that most significantly impact the economic performance of ANY:

•

The list of act requiring consent from the buyer as of August 30th, 2021, included within Clause 7.9 in connection with Schedule 4 of the Original Term Sheet and Clause 8.8 in connection with Schedule 3 of the Second Term Sheet.

•	Evidence of from review of weekly meetings between Peter Vesco and the staff of ANY (provided supplementally)

•	Evidence of Execution of instructions by the Chief Decision Maker of ANY (provided supplementally) and

•	A letter of understanding and memorandum dated May 24, 2023, and

•	Power of disposal over ANY Lifestyle Marketing GmbH

13.

Staff’s comment: We note from your response to comment 18 regarding how the decisions that most significantly affect the economic performance of ANY are made. Please tell us whether ANY’s management has the right to participate in the significant decisions and the rights ANY shareholders have with respect to appointing or terminating management. Last, describe to us the rights ANY shareholders have, such as an ability to terminate the power of attorney or otherwise frustrate your decision-making over ANY, particularly in light of the inability to consummate the business combination through the exchange of ownership interests.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that ANY’s management has the right to participate in significant decisions however does not have the right to execute them without consent from the Chief Decision Maker. ANY’s shareholders do not have the right to appoint or terminate management. Further, ANY’s shareholders cannot

U.S. Securities and Exchange Commission

December 6, 2023

terminate the power of attorney or frustrate the decision-making over ANY, without consent of the Chief Decision Maker. The Registrant has supplementally provided a copy of the executed “Power of disposal over ANY Lifestyle Marketing GmbH” which states that “From the date of signing the Original Term Sheet, the Buyer solely holds the right to appoint a local management team of the business, including appointing a Power of Attorney. A Power of Attorney for the Company shall not be ceased without resolution of the Buyer.”

14.

Staff’s comment: We note from your response to comment 20 that Rezolve has an obligation to ANY to fund working capital shortfalls by virtue of an oral arrangement, and ANY owes Radio Group $793,356. Given Rezolve’s liquidity situation, in which it has approximately $41,000 in cash and experienced net operating cash outflows of $26.8 million during 2022, please explain to us why you believe the “oral arrangement” is substantive.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has funded €100,000 in September 2023 to support ANY’s working capital needs. Without funding ANY, Rezolve’s beneficial interest is significantly at risk. ANY has no other means of financing since as a newly incorporated company in August 2021, it has no credit history, has no other shareholders as a source for funding and therefore an oral arrangement is considered substantive.

15.

Staff’s comment: We note from your response to comment 20 that on August 30th, 2021, Radio Group agreed that “Rezolve Limited will be the beneficial owner of the revenues and income of ANY.” Further, we note from your response to comment 21 that you submitted to us supplementally the Power of Attorney agreement, but did not submit any agreement that defined the consideration ANY is to pay Rezolve. Please submit the agreement that defines these rights and where in the agreement these rights can be located.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that:

•	ANY does not have a service agreement with Rezolve,

•	Rezolve has the rights to ANY’s income, and

•	Rezolve has an obligation to fund ANY.

There are no additional agreements that define the consideration to be paid by ANY to Rezolve, other than the rights defined in the marketing agreement.

16.	Staff’s comment: Notwithstanding the comments above, please tell us how you satisfied the disclosure requirements in ASC 810-10-50 with respect to variable interest in ANY.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-33-F-35 and F-66-F-69 of the Amendment as to disclose its variable interest in ANY.

* * *

U.S. Securities and Exchange Commission

December 6, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely,

Rezolve AI Limited.

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.

DLA Piper LLP (US)